Exhibit 99.4

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT TECHNOLOGIES TO UNVEIL BEAMCASTERTM SECURE INDOOR WIRELESS OPTICAL
NETWORK SOLUTION AT INTEROP IN LAS VEGAS

Fast-ROI, ultra-flexible, high performance networking solution makes wireless networking practical for the most demanding corporate environments

Tel Aviv, Israel – April 30, 2013 – RiT Technologies’ (NASDAQ: RITT) wireless division will be launching Beamcaster™, its disruptive indoor wireless optical networking solution, at INTEROP Las Vegas 2013 from May 6-10.

A completely new approach to wireless networking, the Beamcaster combines Wi-Fi’s ease-of-use with all the advantages and strengths of structured cabling, bringing ultra-high bandwidth and ultra-secure infrastructure to open-space wireless networks. Beamcaster can be used wherever high connectivity and easy installation are required, from offices to trade show booths, educational and medical facilities and more.

“We designed the Beamcaster to eliminate the trade-off between wireless networking’s ease-of-installation and flexibility with the high-security and performance needed in today’s enterprises,” said Motti Hania, Deputy CEO of RiT Technologies. “A Beamcaster network – whether used as a primary network or a cost-effective backup - can be installed from beginning to end in just hours. If an office has to move floors or even to a whole new building, the network can pack up and move with you for immediate coverage. This simple and elegant new solution answers the real needs of IT managers and system integrators.”

Beamcaster delivers a clear and measurable ROI, with benefits including:

o	Ultra-high bandwidth that can be shared by multiple smart outlets, each receiving the maximum gigabit allocated and available at any point in time.
o	Ultra-high security: Beamcaster uses secure physical links and reinforces security via hard connections between smart outlets and computers.
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Rapid deployment: The Beamcaster runs over existing power trays, so it has a very short installation cycle. Its lightweight optical distributor (ODU) attaches via a single link to the main switch, and the system’s smart outlets are designed for the quick and flexible deployment of multiple users.

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Eco-friendly: Beamcaster delivers significant long- and short-term savings, because it slashes the need for new in-wall cabling installation and reduces the number of switches required while lowering power consumption.

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Lowest maintenance costs: As an intelligent non-patching solution, the Beamcaster allows all moves, adds and changes (MACs) to be performed remotely via a management system. When you move, your infrastructure investment moves with you.

o	Highest flexibility: A modular and scalable system, the Beamcaster grows as per your business needs. In addition, Beamcaster allows you to move employees without altering the infrastructure.
o	Alternative network infrastructure: Beamcaster is an immediate, cost-effective way to create a security- and continuity-enhancing backup network to hardwire network infrastructure.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

The Beamcaster solution is available now. For additional details, we invite you to see the product demo at the booth #1265 at Interop. Visit our website at www.ritwireless.com and watch the Beamcaster video.

About RiT Technologies RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss the expansion of our sales and marketing efforts and the development of exciting new product lines in 2013 we are using a forward-looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Julia Geva
RiT Technologies
+1-917-620-8793 (U.S.)
+972-77-270-7310 (International)